Exhibit 12.1

FANNIE MAE

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	For the Year Ended December 31,
	2010 (3)	2009	2008	2007	2006

Earnings:
Income (loss) before extraordinary gain (losses)(1)	$(14,018)	$(72,022)	$(58,319)	$(2,056)	$4,057
Add:
Total interest expense	137,861	24,845	34,341	40,185	36,875
Provision (benefit) for federal income taxes	(82)	(985)	13,749	(3,091)	166
Losses from partnership investments(2)	74	6,735	1,554	1,005	865
Capitalized interest	—	4	20	30	22

Earnings (loss), as adjusted	$123,835	$(41,423)	$(8,655)	$36,073	$41,985

Fixed charges:
Total interest expense	137,861	24,845	34,341	40,185	36,875
Capitalized interest	—	4	20	30	22

Total fixed charges	137,861	24,849	34,361	40,215	36,897

Ratio of earnings to fixed charges	0.90:1	—	—	0.90:1	1.14:1

Deficiency	$14,026	$66,272	$43,016	$4,142

(1)	Reflects the adoption of accounting standard requiring noncontrolling interest to be classified as a separate component of equity.

(2)	Includes amortized capitalized interest related to our partnership investments of $1 million, $11 million, $13 million, $11 million and $10 million for the years ended December 31, 2010, 2009, 2008, 2007, and 2006, respectively.

(3)	In 2010, we adopted new accounting standards related to the “Transfers of Financial Assets and Consolidation of Variable Interest Entities” that had a significant impact on the presentation and comparability of our consolidated financial statements due to the consolidation of the substantial majority of our single-class securitization trusts and the elimination of previously recorded deferred revenue from our guaranty arrangements. While some line items in our consolidated statements of operations and balance sheet were not impacted, others were impacted significantly, which reduces the comparability of our results for 2010 with the results in prior years.